[Morgan Stanley Letterhead]

June 23, 2014

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Duff & Phelps Select Energy MLP Fund Inc.
Registration Statement on Form N-2
File Nos. 333-195214 and 811-22958

Dear Ms. Miller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Duff & Phelps Select Energy MLP Fund Inc. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 1:00 p.m., Eastern Daylight Time, on June 25, 2014, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

By:	/s/ Sue Portelli
Name: Sue Portelli
Title: Executive Director